November 2015
Pricing Sheet dated November 30, 2015 relating to
Preliminary Terms No. 667 dated November 12, 2015
Registration Statement No. 333-200365
Filed pursuant to Rule 433

Structured Investments

Opportunities in U.S. Equities

PLUS Based on the SPDR® S&P® Oil & Gas Exploration & Production ETF due March 3, 2017

Performance Leveraged Upside SecuritiesSM

Principal at Risk Securities

PRICING TERMS – NOVEMBER 30, 2015
Issuer:	Morgan Stanley
Maturity date:	March 3, 2017
Valuation date:	February 28, 2017, subject to postponement for non-trading days and certain market disruption events
Underlying shares:	Shares of the SPDR® S&P® Oil & Gas Exploration & Production ETF (the “Fund”)
Aggregate principal amount:	$2,565,800
Payment at maturity:

If the final share price is greater than the initial share price:

$10 + leveraged upside payment

In no event will the payment at maturity exceed the maximum payment at maturity

If the final share price is less than or equal to the initial share price:

$10 × share performance factor

Under these circumstances, the payment at maturity will be less than or equal to the stated principal amount of $10.

Leveraged upside payment:	$10 x leverage factor x share percent increase
Leverage factor:	300%
Share percent increase:	(final share price – initial share price) / initial share price
Share performance factor:	final share price / initial share price
Initial share price:	$37.13, which is the closing price of one underlying share on the pricing date
Final share price:	The closing price of one underlying share on the valuation date times the adjustment factor on such date
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying shares
Maximum payment at maturity	$13.525 per PLUS (135.25% of the stated principal amount)
Stated principal amount / Issue price:	$10 per PLUS (see “Commissions and issue price” below)
Pricing date:	November 30, 2015
Original issue date:	December 3, 2015 (3 business days after the pricing date)
CUSIP / ISIN:	61765U209 / US61765U2096
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.544 per PLUS. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per PLUS	$10.00	$0.175(1)
		$0.05(2)	$9.775
Total	$2,565,800	$57,730.50	$2,508,069.50
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.175 for each PLUS they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for PLUS.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each PLUS.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.

“S&P®”, “SPDR®” and “S&P® Oil & Gas Exploration & Production Select Industry Index®” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”), an affiliate of The McGraw-Hill Companies, Inc. (“MGH”) and have been licensed for use by S&P Dow Jones Indices LLC and Morgan Stanley. The PLUS are not sponsored, endorsed, sold, or promoted by S&P, MGH or the SPDR Trust. S&P, MGH and the SPDR Trust make no representations or warranties to the owners of the PLUS or any member of the public regarding the advisability of investing in the PLUS. S&P, MGH and the SPDR Trust have no obligation or liability in connection with the operation, marketing, trading or sale of the PLUS.

Preliminary Terms No. 667 dated November 12, 2015

Product Supplement for PLUS dated November 19, 2014

Prospectus dated November 19, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.